August 19, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore
Eiko Yaoita Pyles
Christine Davis

Re:	Letter to LogMeIn, Inc., dated August 7, 2014

Ladies and Gentlemen:

As discussed on August 19, 2014, LogMeIn, Inc. (“LogMeIn”) hereby respectfully requests to extend the response deadline by an additional five business days to August 28, 2014, in order to provide sufficient time to coordinate and prepare its response to the comment letter sent to LogMeIn by the Securities and Exchange Commission on August 7, 2014 in respect of LogMeIn’s Form 10-K for the year ended December 31, 2013.

Sincerely,

/s/ Michael J. Donahue
Michael J. Donahue Senior Vice President and General Counsel

LogMeIn, Inc., 320 Summer Street—Boston, MA 02210

Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com